Delisting Determination,The Nasdaq Stock Market, LLC,
July 17, 2009, EPIX Pharmaceuticals, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of EPIX Pharmaceuticals, Inc.
(the Company), effective at the opening of the trading session on July 27, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5450(b)(2)(A). The Company was notified of the Staffs determination on November 11, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issued a decision on February 4, 2009, which granted the continued listing until May 11, 2009, conditioned upon the Company regaining compliance by that date. On May 5, 2009, at the request of the Company, the Panel transfer its shares from the Global to the Capital Market. The Company was unable to regain compliance with listing standards for that market, and on May 12, the Panel notified the Company that it did not qualify for inclusion on the Exchange based on its failure to comply with Listing
Rule: 5550(b)(1). Trading in the Companys securities was suspended on May 14, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 26, 2009.